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+1 212 450 4000 davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

March 21, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Certain portions of this letter have been omitted from the version filed via EDGAR. Information that was omitted in the EDGAR version has been noted in this letter with a placeholder identified by the mark “[***]”.

Attention:	Sandra Hunter Berkheimer David Lin

Re:	Circle Internet Group, Inc. CIK No. 0001876042

Ladies and Gentlemen:

On behalf of our client, Circle Internet Group, Inc. (the “Company”), and as discussed with the staff of the Securities and Exchange Commission (the “SEC”), this letter sets forth certain information proposed to be included in the Company’s Registration Statement on Form S-1 relating to its proposed initial public offering (the “Registration Statement”), which will be filed with the SEC at a later date.

The “Risk Factors” section of the Registration Statement is expected to include the following disclosure:

[***]

The “Description of Capital Stock” section of the Registration Statement is expected to include the following disclosure:

[***]

The Company’s bylaws, which will be filed as an exhibit to the Registration Statement, is expected to include the following provision:

[***]

* * *

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com or Daniel P. Gibbons at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,
/s/ Richard D. Truesdell, Jr.

CC: Jeremy Allaire
Heath Tarbert

Sarah Wilson

Circle Internet Group, Inc.

CIGI-001

Circle Internet Group, Inc. requests that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.